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Law Offices
HOLLAND & KNIGHT                                       A Partnership Including Professional Corporations

400 North Ashley Drive, Suite 2300                     Atlanta                           Orlando
P.O. Box 1288 (ZIP 33601-1288)                         Fort Lauderdale                   St. Petersburg
Tampa, Florida 33602-4300                              Jacksonville                      Tallahassee
                                                       Lakeland                          Washington, D.C.
813-227-8500                                           Miami                             West Palm Beach
FAX 813-229-0134
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April 30, 1997


VIA EDGAR


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC  20549

         Re:     Reptron Electronics, Inc.

Gentlemen:

         On behalf of Reptron Electronics, Inc. (the "Company"), we hereby request the withdrawal of the Company's Registration Statement on Form S-1, which was originally filed on March 14, 1997, amended by pre-effective amendment on April 10, 1997, and amended by post-effective amendment on April 17, 1997 (collectively, the "Registration Statement"). None of the shares registered pursuant to the Registration Statement were offered to the public.

         The market price of the Company's common stock declined substantially from the date of the initial filing of the Registration Statement and, therefore, the Company determined to delay indefinitely the public offering and de-register the 2,000,000 shares of common stock subject to the Registration Statement, of which 1,500,000 shares were to be offered by the Company and 500,000 shares were to be offered by a selling shareholder.

         Please contact the undersigned at (813)227-8500 should you have any questions regarding the above.

                                              Very truly yours,

                                              HOLLAND & KNIGHT LLP

                                              /s/  ROBERT J. GRAMMIG
                                              ------------------------------
                                              Robert J. Grammig